EXHIBIT 99.1

[BANK OF BERMUDA LOGO]	[UNITED OVERSEAS BANK LOGO]

BANK OF BERMUDA & UNITED OVERSEAS BANK LAUNCH JOINT VENTURE OFFERING HIGHLY AUTOMATED UNIT TRUST REGISTRATION SERVICES IN
SINGAPORE

(Singapore, 10 June 2003) Bermuda Trust (Singapore) Ltd (BTSL), a wholly-owned subsidiary of Bank of Bermuda and the leading fund administrator in Singapore, together with United Overseas Bank Limited (UOB), one of Singapore’s leading banks, today announced the launch of a 50/50 joint-venture company — Asia Fund Services.

Asia Fund Services will offer highly automated and tailored unit holder registration services to fund managers in Singapore and ultimately the rest of Asia, raising the standard of current administration services within Asia’s fund management industry. The venture will ultimately provide significantly improved web-based data access to check balances and other portfolio data in a more timely manner.

The new company will be the major independent provider of this service in Singapore. From the outset, it will process 220,000 transactions per annum, servicing existing clients of BTSL and UOB which consists of approximately 250,000 individual investors.

Asia Fund Services is in advanced contractual negotiations with a leader in IT solutions for the financial services industry. The software is a sophisticated, end-to-end Unit Trust system that automates the entire Transfer Agency and Registry functions providing the joint-venture company with cutting edge technology. It is completely web-enabled and built on the latest generation technology platform including highly automated processes and work flow engines which suit the requirements of the fund management and life insurance industries, and specifically Singapore’s Central Provident Fund (CPF).

Commenting on the announcement, Nigel Stead, Managing Director, BTSL, Singapore said:

“The needs of retail investment scheme managers in Singapore have become more sophisticated over the past five years, as have the needs of their clients. We believe that this product does much to satisfy the increasing demands of distributors, including newly regulated Independent Financial Planning companies, who wish to outsource their often complex data requirements to suppliers who are able to provide them with a solution that is both cost-effective and scalable.”

This enhanced technology platform will be available to the customers of Asia Fund Services once it is fully operational, which, is expected to be on 2nd January 2004. In the interim period,

Press Release

all customers will continue to benefit from their respective tailored fund service solutions. The enhanced services will allow investment management companies to outsource non-core processing functions and focus on their core competencies.

Asia Fund Services will offer customized services that will meet the needs of the Singapore market underpinned by a modern “State-of-the-art” technology. The joint venture presents a major step towards achieving a paperless environment for its clients. The key features of the services provided will include:

•	Straight through processing capabilities including an automated interface to the CPF process

•	Ability to capture complex distributor hierarchy and provide flexible and sophisticated distributor reporting

•	Comprehensive trailer and commission capture and reporting

•	Facility to analyze customer data for tailoring reports

Bill Chua, Executive Vice President of Operations Sector at UOB, added:

“The roll-out of this product is further evidence of Singapore’s increasing importance as a centre for fund management, and the growth in local retail demand for unit trust products. In the formation of this new company, we are delighted to have partnered with Bermuda Trust (Singapore) Ltd, which has a well established history of providing tailored fund service solutions.”

Paul Smith, Global Head of Bank of Bermuda’s fund administration division, Global Funds Services, said:

“We are very excited about this development. We have seen in the US and Europe, that in tandem with the growth of retail investment comes demand for greater access to timely and accurate data. Fund providers have responded with cost-effective plug-and-play solutions to meet their customers’ demands. In Singapore, with its increasingly sophisticated retail investor base, the need to follow suit has been recognised and we are delighted to be instrumental in pioneering an independent solution for the whole industry. We hope that ultimately the whole region will benefit.”

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Note to Editors

About Bank of Bermuda

The Global Fund Services (GFS) division of Bank of Bermuda provides all areas of fund servicing and custody for segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, fund-of-funds and private equity funds. Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with a network spanning 15 key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland. The Bank is listed on Nasdaq (BBDA) and the Bermuda Stock Exchange (BOB) and has total assets of $11.1 billion (as at 31 December 2002) and approximately $100 billion in assets under administration. Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

About United Overseas Bank

The United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises more than 240 offices in 18 countries in the Asia-Pacific region, Western Europe and North America. Founded in 1935 and listed on the Singapore Exchange since 1970, UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, proprietary investments, general insurance and life assurance. For further information on UOB, please surf to www.uobgroup.com.

For further information, please contact:

Citigate Dewe Rogerson
Julian Wilson, Director
Tel: + 852 2533 4609
Email: julian.wilson@citigatedr-hk.com

Bank of Bermuda
Kim Downs, Vice President, Marketing and Communications
Tel: + 852 2847 1113
Email: Kim.Downs@bankofbermuda.com

United Overseas Bank
Geraldine Leong, Assistant Vice President, Corporate Affairs Division
Tel: + 65 6539 3981
Email: Geraldine.LeongWL@UOBgroup.com